UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-38048

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kinetik 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of this principal executive office:

KINETIK HOLDINGS INC.
2700 Post Oak Boulevard, Suite 300
Houston, Texas 77056-4400

Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan Participants
Kinetik 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Kinetik 401(k) Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 and the schedule of delinquent participant contributions for the year ended December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ WEAVER AND TIDWELL, L.L.P.
We have served as the Plan's auditor since 2024.
Houston, Texas
June 5, 2026

KINETIK 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024

	(In thousands)
ASSETS
Investments, at fair value	$39,055	$26,887
Receivables:
Notes receivable from participants	1,337	915
Total receivables	1,337	915
NET ASSETS AVAILABLE FOR BENEFITS	$40,392	$27,802

See Notes to Financial Statements.

KINETIK 401(k) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended
December 31, 2025

(In thousands)
ADDITIONS
Investment income
Net appreciation in fair value of investments	$3,945
Interest and dividends	1,320
Net investment income	5,265

CONTRIBUTIONS
Employer	4,174
Participants	4,971
Rollovers	752
Total contributions	9,897

Interest income on notes receivable from participants	100
Total additions	15,262

DEDUCTIONS
Benefits paid directly to participants	2,610
Administrative expenses	62
Total deductions	2,672

Net increase	12,590

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	27,802
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$40,392

See Notes to Financial Statements.

KINETIK 401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Kinetik 401(k) Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which is available from Plan management.
General
The Plan, as amended as of February 1, 2023, is a defined contribution plan covering all full-time employees of Kinetik Holdings, Inc. and its wholly owned subsidiaries (collectively, the Company). BCP Management Services, LLC, a wholly owned subsidiary of BCP Raptor Holdco, LP is the Plan Sponsor. Fidelity Management Trust Company (Fidelity) is trustee of the Plan. The Investment committee is responsible for oversight of the Plan and determining the appropriateness of the Plan's investment offerings and monitoring investment performance. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Each year, participants may contribute up to 75 percent of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Starting January 1, 2025, the SECURE 2.0 Act allows participants attaining ages 60-63 in a given calendar year to make "super catch-up" contributions. Participants may also designate some of their contributions as after-tax contributions to a Roth 401(k) option. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3 percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.
The Company made non-elective Safe Harbor contributions to the Plan in an amount equal to 5 percent of eligible compensation, which is defined in the Plan document. This contribution is intended to satisfy a safe harbor contribution formula permitted by Internal Revenue Service (IRS) regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements that otherwise would apply to 401(k) contributions made by the Plan. There were no discretionary matching contributions in 2025 or 2024. The Company contributions are invested as directed by the participant.
Additional profit-sharing amounts may be contributed at the option of the Company. During the year ended December 31, 2025, the Company did not make a profit-sharing contribution to the Plan. Contributions are subject to certain limitations.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s contributions, as well as allocations of Plan earnings. Participant accounts may be charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Company Stock
The Plan permits participants to invest in common stock of the Company. The Plan limits the amount a participant can invest in Company stock, to encourage diversification of participants’ accounts. Participants may direct up to a maximum of 20% of their contributions to Company stock. In addition, a participant may not transfer amounts from other investment funds into Company stock to the extent the transfer would result in more than 20% of the participant’s total account balance being invested in Company stock.
Vesting
Participants are vested immediately in their contributions and employer contributions plus actual earnings thereon. Participants are also fully vested in dividends paid on the portion of their employer matching contributions invested in the Company Stock.
Notes Receivable from Participants
The Plan includes a loan provision that allows for participant loans after satisfying certain conditions. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by Plan management. Principal and interest is paid ratably through monthly payroll deductions. If a loan is not repaid within its stated period, it will be treated as a taxable distribution to the participant.
Payment of Benefits
Upon separation of service due to death, disability, retirement or termination of employment, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or installments.
Forfeited Accounts
On December 31, 2025 and 2024, there were no forfeited nonvested accounts.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded at the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as those held during the year.
Contributions
Employee contributions and matching contributions from the Company are recorded in the year in which employee contributions are withheld from eligible compensation.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable from Participants are reclassified as deemed distributions based on the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Investment related expenses are included in net appreciation of fair value of investments.

NOTE 3. FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

◦Quoted prices for similar assets or liabilities in active markets;
◦Quoted prices for identical or similar assets or liabilities in inactive markets;
◦Inputs other than quoted prices that are observable for the asset or liability; and
◦Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used on December 31, 2025 and 2024.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified as Level l in the hierarchy.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded and is classified as Level 1 in the hierarchy.
Collective trust fund: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that security liquidations will be carried out in an orderly business manner.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2025 and 2024:

	December 31,
	2025	2024

	(In thousands)
Level 1:
Mutual funds	$38,085	$26,071
Kinetik Holdings Inc. Common Stock	334	354
Total assets in fair value hierarchy	38,419	26,425
Investments measured at net asset value:
Collective trust fund	636	462
Investments at fair value	$39,055	$26,887
Fair Value of Investments in Entities that Use NAV
The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2025 and 2024:

December 31,
	2025	2024

Collective trust fund	(In thousands)
Fair value	$636	$462
Unfunded commitment	None	None
Redemption frequency	Immediate	Immediate
Other redemption restrictions	None	None
Redemption notice period	None	None

NOTE 4. RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds and a collective trust fund held by the Custodians, the trustees for the Plan and, therefore, these transactions qualify as party in interest transactions. The Plan also invests in shares of the Company's common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All investment fund earnings or losses posted to each Plan participant’s account are net of investment management fees charged by each investment fund under the Plan.

NOTE 5. PLAN TERMINATION
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 6. TAX STATUS
Effective April 1, 2022, the Plan adopted a non-standardized, pre-approved defined contribution profit sharing plan sponsored by FMR, LLC with Internal Revenue Code Section 401(k) Cash or Deferred Arrangement (CODA) which received a favorable opinion letter from the IRS dated June 30, 2020. The Plan has been amended since the date of the last amendment covered by the above-mentioned determination letter. However, Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities that are exposed to various risks such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that some changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 8. SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through June 5, 2026, the date the Plan’s financial statements were available to be issued.

	Kinetik 401(k) Plan
	Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
	Plan #001 / EIN: 84-2885657
	December 31, 2025

	Participant Contributions Transferred Late to Plan		Total that Constitute Nonexempt Prohibited Transactions
	Check Here if Late Participant Loan Payments are Included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2024*	$153,456	$—	$153,456	$—	$—
•Contributions have been remitted into the Plan in 2024. Lost earnings for late remittances had been calculated and deposited in 2025.

	Kinetik 401(k) Plan
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	Plan #001 / EIN: 84-2885657
	December 31, 2025
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current value
	Investments:
*	KINETIK HOLDINGS INC	Common Stock	$—	$334,245
	PUTNAM STABLE VALUE	Common Collective Trust	—	635,671
	JP MORGAN SMALL CAP GROWTH R6	Mutual Fund	—	730,830
	MASSMUTUAL SEL MID CAP GR I	Mutual Fund	—	516,869
	VANGUARD EXT MKT IDX - ADMIRAL	Mutual Fund	—	855,738
	JOHN HANCOCK DISC VALUE MC R6	Mutual Fund	—	579,813
	MFS INTL DIVERSIFICATION R4	Mutual Fund	—	569,597
	PUTNAM LARGE CAP VALUE R6	Mutual Fund	—	1,121,813
	VANGUARD TOT BND MKT IND-ADM	Mutual Fund	—	388,838
	PIONEER BOND FUND – K	Mutual Fund	—	915,581
	MFS GROWTH FUND R6	Mutual Fund	—	1,146,869
	VANGUARD INSTITUTIONAL TARGET RETIREMENT 2020 I	Mutual Fund	—	619,488
	VANGUARD INSTITUTIONAL TARGET RETIREMENT 2055 I	Mutual Fund	—	3,870,069
	VANGUARD INSTITUTIONAL TARGET RETIREMENT 2050 I	Mutual Fund	—	4,304,533
	VANGUARD INSTITUTIONAL TARGET RETIREMENT 2035 I	Mutual Fund	—	2,413,701
	VANGUARD 500 INDEX FUND – ADMIRAL	Mutual Fund	—	4,315,539
	VANGUARD INSTITUTIONAL TARGET RETIREMENT 2040 I	Mutual Fund	—	3,007,641
	PIMCO INCOME FUND INSTITUTIONAL	Mutual Fund	—	320,982
	UNDISCOVERED MANAGERS BEHAVIORAL VALUE FUND R6	Mutual Fund	—	207,147
	VANGUARD INSTITUTIONAL TARGET RETIREMENT 2025 I	Mutual Fund	—	1,456,201
	VANGUARD INSTITUTIONAL TARGET RETIREMENT 2065 I	Mutual Fund	—	847,892
	VANG TOT INTL STK IND ADM	Mutual Fund	—	1,719,541
	VANGUARD INSTITUTIONAL TARGET RETIREMENT 2030 I	Mutual Fund	—	1,993,350
	VANGUARD INSTITUTIONAL TARGET RETIREMENT 2045 I	Mutual Fund	—	4,502,565
	VANGUARD INSTITUTIONAL TARGET RETIREMENT 2060 I	Mutual Fund	—	1,653,372
*	FIDELITY GOVT MMKT K6	Mutual Fund	—	8,633
	VANGUARD INSTITUTIONAL TARGET INC I	Mutual Fund	—	18,121
			—	39,054,635
*	Notes receivable from participants	Varying maturity dates and interest rates ranging from 4.25% -9.5%	—	1,337,106
			$—	$40,391,741

(*)	Party-in-interest
(**)	Cost is not required for participant directed funds

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm dated June 5, 2026.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Kinetik Holdings Inc.’s Fiduciary Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

KINETIK HOLDINGS INC.

Dated:	June 5, 2026	/s/ Steven Stellato
Steven Stellato
(Kinetik Holdings Inc. Investment Committee Member)